November 5, 2019

VIA EDGAR

Mr. Chris Edwards

U.S. Securities and Exchange Comm’n

100 F Street, NE

Washington, DC 20549

RE:     Bio Essence Corp.

Registration Statement on Form S-1/A

File No. 333-232839

Mr. Edwards,

Please allow this correspondence to serve as an amendment to the Amended Registration Statement on Form S-1/A filed by Bio Essence Corp. (the “Company”) with the Securities and Exchange Commission on October 28, 2019. The purpose of this amendment is to include the delaying amendment language required by Rule 472 of the Securities Act of 1933, as amended, as follows:

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

The Company requests that the Staff contact Devin W. Bone, Esq. at (248) 792-6886 or dbone@paalawfirm.com with any questions or comments.

BIO ESSENCE CORP.

/s/ Yin Yan

Yin Yan

President and CEO

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